SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3ASR (File No. 333-162217),
Form F-4 (File No. 333-168131) and Form F-4 (File No. 333-168132).

AMÉRICA MÓVIL’S THIRD QUARTER OF 2010 FINANCIAL AND OPERATING REPORT

Mexico City, October 27, 2010 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2010.

  América Móvil finished September with 266.8 million accesses, 11.5% more than in the same quarter of 2009. This figure includes 216.8 million wireless subscribers, up 11.6% year-on-year, and 50 million fixed line accesses that increased 10.9% in the period. Of that figure, 28.1 million correspond to fixed voice, 12.5 million to broadband and 9.4 million to PayTV.
  We added 5.5 million wireless subscribers in the third quarter, 37.6% more than in the same quarter of 2009 with postpaid net additions 22.4% greater than those of a year before. We also added 2.1 million fixed line accesses comprising voice, broadband and video services, for a total of 7.6 million new accesses overall.
  Our third quarter revenues of 153.6 billion pesos were up 5.3% from a year before. Wireless service revenues of 83.5 billion pesos, which represent approximately 60% of our service revenues, rose 9.1% while fixed-line revenues remained flat.
  Wireless data continued to be the major driver of growth, exhibiting a growth rate of 27.1%, with its share of wireless service revenues rising to 22.0%. In the fixed-line business broadband and video services maintain a strong momentum.
  The quarter’s EBITDA was up 6.0% from the prior year to 63.0 billion pesos, and the margin for the period stood at 41.1%, slightly above that of the same period of 2009.
  Operating profits of 41.1 billion pesos in the quarter rose 3.9% year-on-year as the expansion of EBITDA was partly offset by higher depreciation charges.
  Our quarterly net profits amounted to 23.4 billion pesos. They were 8.8% higher than a year before and equivalent to 58 peso cents per share.
  Our combined net debt has come down from 217.5 billion pesos in December to 184.2 billion pesos in September even after distributions to shareholders in the period of 22.3 billion pesos in the form of share buy-backs and dividends; and after a cash investment of 29.4 billion pesos in Telmex Internacional stock. Our combined capital expenditures totaled 50.0 billion pesos in the first nine months of the year.
América Móvil Fundamentals
Mexican Pesos
	3Q10	3Q09	Var. %	Jan - Sep '10	Jan - Sep '09	Var. %
EPS (Mex$)(1)	0.58	0.56	3.7%	1.68	1.75	-3.9%
Earning per ADR (US$)(2)	0.90	0.84	7.4%	2.65	2.57	3.1%
Net Income (millions of Mex$ )(3)	23,410	18,215	28.5%	60,015	57,586	4.2%
Shares Outstanding as of September 30th (billion)(4)	40.30	32.50	24.0%	40.30	32.50	24.0%
ADRs Outstanding as of September 30th (millions) (5)	574	605	-5.2%	574	605	-5.2%

(1) Net Income / Average Shares outstanding
(2)20 shares per ADR
(3) Third quarter figures reflect the consolidation of TMX and TII, historical figures are not meant to be comparable, but the actual financial information reported in each of the periods
(4) Reflects th increase in AMX post acquisition
(5) As per Bank of NY Mellon

Relevant Events

América Móvil’s consolidated financial statements comprise the results of Telmex and Telmex Internacional from July 1st. The historical figures presented in this report have been adjusted accordingly for comparison purposes. All financial information is presented under IFRS.

On October 7th, América Móvil’s Brazilian subsidiary Embratel closed its tender offer for non-voting shares of the Brazilian cable operator Net Serviços, having acquired 143.8 million shares at the tender price of 23 reais per share, thereby increasing its equity interest in Net Serviços to 77.3%(2) from 35% prior to the tender.

In our first quarter as an integrated entity we have focused our efforts on the integration of the wireless and wireline networks, IT and commercial offerings. We have defined the new functional relationships and responsibilities of our employees and the roadmap to a full integration of our operations in South America. We will continue to invest in the development of new-generation broadband networks—both in the fixed and the mobile platforms—with a view to expanding their coverage and overall penetration.

América Móvil's Subsidiaries & Affiliates as of September 2010

Country		Company	Business	Equity Participation	Consolidation Method
Subsidiaries
-	Mexico	Telcel	wireless	100.0%	Global Consolidation Method
		Telmex	wireline	59.4%	Global Consolidation Method
		Sección Amarilla	other	100.0%	Global Consolidation Method
-	Argentina	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	96.7%(3)	Global Consolidation Method
-	Brazil	Claro	wireless	99.4%	Global Consolidation Method
		Embratel(1)	Wireline	97.3%	Global Consolidation Method
		Net(2)	Cable	35.3%	Equity Method
-	Chile	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	99.7%	Global Consolidation Method
-	Colombia	Comcel	wireless	99.4%	Global Consolidation Method
		Telmex(1)	wireline	100.0%	Global Consolidation Method
-	Dominicana	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Ecuador	Porta	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	100.0%	Global Consolidation Method
-	El Salvador	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Guatemala	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Honduras	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	Jamaica	Claro	wireless	99.4%	Global Consolidation Method
-	Nicaragua	Claro	wireless, wireline	99.5%	Global Consolidation Method
-	Panama	Claro	wireless	100.0%	Global Consolidation Method
-	Paraguay	Claro	wireless	100.0%	Global Consolidation Method
-	Peru	Claro	wireless	100.0%	Global Consolidation Method
		Telmex(1)	wireline	100.0%	Global Consolidation Method
-	Puerto Rico	Claro	wireless, wireline	99.5%	Global Consolidation Method
-	Uruguay	Claro	wireless, wireline	100.0%	Global Consolidation Method
-	USA	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliate
-	Mexico	Telvista	other	45.0%(4)	Global Consolidation Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 94.8%
(2) As of October 26th, we had 79.3% of the company through our Brazilian subsidiary Embratel.
(3) Telmex owns the remaining 3.3% of the stock
(4) Telmex owns an additional 45%, which gives AMX the control of the company

Total Accesses

We finished September with 266.8 million accesses, 11.5% more than in the same quarter of 2009. This figure includes 216.8 million wireless subscribers, 28.1 million fixed voice lines , 12.5 million broadband accesses and 9.4 million PayTV units. Excluding Mexico, the number of fixed lines was up 13.1% year-on-year and the increase of broadband accesses 20.3%. PayTV was the fastest growing product line, with a 26.0% increase.

Wireless Subscribers

América Móvil added 5.5 million wireless subscribers in the third quarter—37.6% more than the prior year—and ended September with 216.8 million wireless clients, up 11.6% year-on-year. Postpaid net additions were 22.4% greater than those of a year before and accounted for 22% of net adds. At the end of September, we had 31.2 million postpaid wireless subscribers, 14.4% more than in the year-earlier quarter.

The reacceleration of subscriber growth was noteworthy in Mexico, where net additions were more than 4 times higher than those of the same quarter of the prior year; in Central America they tripled whereas in Chile and Colombia they were up 189% and 121% respectively.

In absolute gains Brazil came in first with 1.9 million net additions, followed by Mexico with 1.1 million, Colombia with 352 thousand, Chile with 336 thousand and Argentina with 295 thousand. Our operations in Ecuador and Peru added 268 and 218 thousand subscribers respectively.The fastest growth in relative terms was observed in Chile with 32.8%, and the U.S. with 26.2%, followed by Peru with 18.1% and Brazil with 15.3%.

Wireless Subscribers as of June 2010

Thousands
	Total(1)
Country	Sep'10	Jun'10	Var.%	Sep'09	Var.%
Mexico	62,440	61,293	1.9%	58,360	7.0%
Brazil	48,767	46,902	4.0%	42,278	15.3%
Chile	4,385	4,048	8.3%	3,302	32.8%
Argentina, Paraguay and Uruguay	19,442	19,157	1.5%	17,697	9.9%
Colombia and Panama	28,753	28,382	1.3%	27,357	5.1%
Ecuador	10,328	10,060	2.7%	9,047	14.2%
Peru	9,294	9,076	2.4%	7,867	18.1%
Central America and Caribbean	16,771	16,467	1.8%	15,226	10.1%
USA	16,657	15,912	4.7%	13,201	26.2%
Total Wireless	216,836	211,297	2.6%	194,335	11.6%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. Total wireless historical data does not include recent acquisitions.

Fixed-Line and Other Accesses

In September we had close to 50 million fixed-line and other accesses (revenue generating units or RGUs) comprising voice, broadband and video services in the Americas, 10.9% more than in the same period of last year. Our operations in the South Cone have shown great dynamism, exhibiting an annual growth rate of 21.6%.

At the end of the period we had 22.8 million RGUs in Mexico, 17.5 million in Brazil, 5.2 million in Central America and the Caribbean and nearly 3 million accesses in Colombia. Our fastest growing operations were Peru and Ecuador, which registered annual increases of 56.1% and 48.6%, respectively. They were followed by Chile with 28.6% and Brazil with 23.3%.

Fixed Line and Other Accesses (RGUs) as of September 2010
Thousands
	Total*
Country	Sep'10	Jun'10	Var.%	Sep'09	Var.%
Mexico	22,796	22,698	0.4%	22,155	2.9%
Brazil	17,511	15,797	10.8%	14,197	23.3%
Colombia	2,939	2,894	1.6%	2,736	7.4%
Ecuador	93	77	21.2%	63	48.6%
Peru	393	352	11.5%	252	56.1%
Argentina	204	189	7.7%	172	18.8%
Chile	795	738	7.7%	619	28.6%
Central America and Caribbean	5,249	5,144	2.0%	4,866	7.9%
Total	49,981	47,890	4.4%	45,060	10.9%
* Fixed Line, Broadband and Televition includinging DTH

América Móvil Consolidated Results

With the economies recovering in our region of operations—some of them expanding quite rapidly—and data services continuing their rapid rise on both the fixed and wireless platforms, our operating and financial results for the third quarter turned out to be quite solid, with access lines exhibiting double-digit growth and wireless voice revenues picking up from last year.

Our third quarter revenues were up 5.3% from a year before, to 153.6 billion pesos, with wireless service revenues rising 9.1% and fixed-line revenues remaining flat. Within the wireless space data services continued to be the major driver of growth, exhibiting a 27.1% pace, with their share of wireless service revenues rising to 22.0%. In the fixed-line siness broadband and video services maintain a strong momentum and have compensated for the reduction in fixed voice revenues.

The quarter’s EBITDA was up 6.0% from the prior year to 63.0 billion pesos, bringing the total through September to 186.2 billion pesos. Depreciation and amortization charges where 10.3% higher  than a year before on account of faster depreciation schedules as the result of a revision in the useful lives of assorted telecom equipment to reflect the high rates of technological obsolescence.

Operating profits of 41.1 billion pesos in the quarter were up 3.9% year-on-year, as the expansion in EBITDA was partly offset by the higher depreciation charges. They helped bring about a net profit of 23.4 billion pesos after comprehensive financing costs of 7.6 billion pesos, the latter stemming mostly from our net interest expenses and the effects of certain currency and interest rate moves.

America Movil's Income Statement (IFRS)
Millions of MxP
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Wireless Revenues	95,335	87,772	8.6%	274,625	243,643	12.7%
Service Revenues	83,532	76,586	9.1%	239,797	212,927	12.6%
Equipment Revenues	11,803	11,187	5.5%	34,828	30,716	13.4%
Fixed Line Revenues	53,397	53,404	0.0%	156,371	153,482	1.9%
Other Revenues	4,822	4,717	2.2%	14,906	14,938	-0.2%
Total Revenues	153,555	145,894	5.3%	445,903	412,062	8.2%

Cost of Service	43,557	42,326	2.9%	124,877	111,569	11.9%
Cost of Equipment	20,805	19,664	5.8%	59,732	56,497	5.7%
Selling, General & Administrative Expenses	25,048	23,984	4.4%	72,610	67,988	6.8%
Others	1,105	455	142.7%	2,474	1,656	49.4%
Total Costs and Expenses	90,514	86,429	4.7%	259,692	237,710	9.2%

EBITDA	63,040	59,465	6.0%	186,210	174,353	6.8%
% of Total Revenues	41.1%	40.8%		41.8%	42.3%

Depreciation & Amortization	21,979	19,933	10.3%	64,269	56,615	13.5%

EBIT	41,061	39,533	3.9%	121,941	117,737	3.6%
% of Total Revenues	26.7%	27.1%		27.3%	28.6%

Net Interest Expense	3,678	2,397	53.4%	8,971	8,234	8.9%
Other Financial Expenses	3,746	1,694	121.1%	10,419	6,363	63.7%
Foreign Exchange Loss	128	-1,582	108.1%	-3,402	-10,173	66.6%
Comprehensive Financing Cost (Income)	7,552	2,509	200.9%	15,988	4,424	261.4%

Income & Deferred Taxes	7,797	11,165	-30.2%	31,647	32,258	-1.9%
Employee Profit Sharing	953	954	-0.1%	3,143	3,017	4.2%
Net Income before Minority Interest and Equity	24,760	24,904	-0.6%	71,163	78,039	-8.8%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	273	611	-55.3%	610	1,117	-45.4%
Minority Interest	-1,623	-4,008	59.5%	-5,182	-12,138	57.3%
Net Income	23,410	21,507	8.8%	66,591	67,017	-0.6%
n.m. Not meaningful

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Sep '10	Dec '09	Var.%	Sep '09	Var.%		Sep '10	Dec '09	Var.%	Sep '09	Var%

Current Assets						Current Liabilities
Cash & Securities	178,448	59,778	198.5%	35,264	406.0%	Short Term Debt**	21,240	44,966	-52.8%	50,189	-57.7%
Accounts Receivable	100,305	107,150	-6.4%	109,121	-8.1%	Accounts Payable	142,672	125,703	13.5%	115,913	23.1%
Other Current Assets	15,740	11,685	34.7%	12,677	24.2%	Other Current Liabilities	41,337	45,323	-8.8%	39,661	4.2%
Inventories	23,900	23,756	0.6%	23,948	-0.2%		205,249	215,992	-5.0%	205,763	-0.2%
	318,393	202,368	57.3%	181,011	75.9%

Non Current Assets
Plant & Equipment	405,305	416,296	-2.6%	422,038	-4.0%
Investments in Affiliates	17,550	17,482	0.4%	16,864	4.1%	Non Current Liabilities
						Long Term Debt	341,394	232,274	47.0%	213,240	60.1%
Deferred Assets						Other Non Current Liabilities	45,101	48,739	-7.5%	40,460	11.5%
Goodwill (Net)	70,501	69,211	1.9%	69,557	1.4%		386,496	281,013	37.5%	253,700	52.3%
Intangible	51,194	58,240	-12.1%	58,034	-11.8%
Deferred Assets	52,174	46,827	11.4%	38,198	36.6%	Shareholder's Equity	323,373	313,419	3.2%	326,241	-0.9%

Total Assets	915,117	810,424	12.9%	785,703	16.5%	Total Liabilities and Equity	915,117	810,424	12.9%	785,703	16.5%
** Includes current portion of Long Term Debt

Our quarterly net profits were 8.8% higher than a year before, and equivalent to 58 peso cents per share.

The group’s combined net debt has come down from 217.5 billion pesos in December to 184.2 billion pesos in September even after distributions to shareholders in the period of 22.3 billion pesos in the form of share buy-backs and dividends, and cash investments in Telmex Internacional’s stock in the ammount of 29.4 billion pesos. Our combined capital expenditures in plant, equipment and spectrum totaled 50.0 billion pesos in the same time frame.

Financial Debt of América Móvil*
Millions of U.S. Dollars
	Sep-10	Dec-10
Peso Denominated Debt	6,481	5,874
Bonds and other securities	6,477	5,553
Banks and others	4	322
U.S. Dollar - denominated debt	15,375	12,634
Bonds and other securities	9,250	6,200
Banks and others	6,125	6,434
Debt denominated in other currencies	7,151	2,722
Bonds and other securities	4,584	788
Banks and others	2,568	1,933
Total Debt	29,007	21,230
Short term debt and current portion of long-term debt	1,698	3,443
Long-term debt	27,309	17,787
* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

América Móvil has amortized early, and will continue to do so through the end of this year, most debts with original maturities through 2013. By then, the average life of our debt is expected to be 9.4 years.

Mexico

Our Mexican operations ended September with 85.2 million accesses, 5.9% more than a year before as wireless lines —62.4 million—expanded 7.0% year-on-year and fixed line accesses—22.8 million—increased 2.9%. On the wireless front we gained 1.1 million clients in the third quarter for a total of 3.3 million subs in the nine months to September, whereas on the fixed-line side the gains in broadband accesses countered the reduction in voice lines, for a net increase of 99 thousand. Postpaid wireless subscribers continued to grow more rapidly than prepaids (21.9% vs. 5.6%) as Telcel’s wireless data capabilities continued to give it a competitive edge in that segment of the market.

The quarter’s revenues were up 2.9% year-on-year to 62.1 billion pesos. Wireless service revenues increased 8.6% led by data revenues that expanded 25.5%, whereas fixed line revenues declined 3.1% as the increase in broadband service revenues failed to fully offset the decline in fixed-line voice revenues. At 164 pesos, Telcel’s quarterly ARPU was slightly higher than the one observed the prior year, even in spite of the increase in the subscriber base that took place in the period, while MOUs reached an all-time high of 211, 8.1% higher than in the year-earlier quarter.

EBITDA came in at 33.0 billion pesos in the quarter, resulting in an EBITDA margin of 53.2%. In the absence of the integration, Telcel’s EBITDA margin would have been 57.8%, slightly higher year on year, and that of Telmex would have come down 3.7 percentage points from a year before, to 40.2%.

On October 4th, Telcel received from the Secretary of Communications and Transport (SCT) the titles for the concession of spectrum on the 1.7 GHz band obtained in the recent auction. It received a total of 210 MHz: 20 MHz nationwide (in each of the nine regions in which Mexico is divided) and an additional 10 MHz in three regions.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	62,091	60,363	2.9%	184,566	178,211	3.6%
Wireless Revenues	34,617	32,003	8.2%	102,290	93,231	9.7%
Fixed Line and Other Revenues	27,474	28,361	-3.1%	82,276	84,980	-3.2%

EBITDA	33,044	32,695	1.1%	99,065	98,262	0.8%
% total revenues	53.2%	54.2%		53.7%	55.1%

EBIT	26,459	25,942	2.0%	79,125	78,047	1.4%
%	42.6%	43.0%		42.9%	43.8%

Mexico Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	62,440	58,360	7.0%
Postpaid	5,996	4,919	21.9%
Prepaid	56,444	53,441	5.6%
MOU	211	195	8.1%
ARPU (MxP)	164	164	0.2%
Churn (%)	3.1%	3.0%	0.1
Revenue Generating Units (RGUs)*	22,796	22,155	2.9%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

After adding 285 thousand wireless subscribers in the quarter, we finished September with 19.4 million wireless clients, 9.9% more than a year before. The net additions for the first nine months of the year totaled 1.2 million, 8.8% more than in the same period of the prior year. By September we had 204 thousand fixed line accesses. They were up 18.8% year-on-year.

Our combined operations generated revenues of 2.5 billion Argentinean pesos in the third quarter—up 17.1% year-over-year—with fixed line revenues exhibiting an annual increase of 10.6% and wireless service revenues rising nearly twice as much (19.4%).

EBITDA for the quarter was just over a billion Argentinean pesos, exceeding by 29.2% that of the same quarter of the prior year. The EBITDA margin was equivalent to 42.9% of revenues, having risen four percentage points from a year before.

Beginning on October 21st, our communication services, fixed or wireless, will be sold under the common brand Claro.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	2,528	2,159	17.1%	7,220	6,147	17.5%
Wireless Revenues	2,372	2,018	17.6%	6,772	5,749	17.8%
Fixed Line and Other Revenues	156	141	10.6%	448	398	12.6%

EBITDA	1,086	840	29.2%	3,089	2,241	37.9%
% total revenues	42.9%	38.9%		42.8%	36.4%

EBIT	927	668	38.7%	2,618	1,744	50.1%
%	36.7%	31.0%		36.3%	28.4%

Argentina, Uruguay & Paraguay Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	19,442	17,697	9.9%
Postpaid	2,460	2,402	2.4%
Prepaid	16,982	15,295	11.0%
MOU	141	142	-1.3%
ARPU (ARP)	36	33	8.8%
Churn (%)	2.4%	2.6%	(0.2)
Revenue Generating Units (RGUs)*	204	172	18.8%
* Fixed Line and Broadband

Brazil

We finished September with 48.8 million wireless subscribers in Brazil, having obtained 1.9 million subscribers in the third quarter—4.1% more than a year before—and 4.3 million subscribers year-to-date. Our wireless subscriber base increased 15.3% in the period. Our RGUs in the fixed-line business expanded 23.3% to 17.5 million, bringing the number of accesses we have in the country to 66.3 million, including nearly one million DTH subscribers, five times as many as a year ago.

Third quarter revenues increased 2.3% over the prior year to reach 5.3 billion reais, with wireless revenues—2.6 billion reais—accounting for slightly less than half of that amount. Wireless service revenues rose 4.5% driven by data revenues, which were up 25.1%, while fixed-line revenues expanded 5.1% on the back of broadband and video services.

Third quarter EBITDA increased 17.1% year-on-year to 1.6 billion reais, bringing the total for the first nine months of the year to 4.9 billion reais. The third quarter EBITDA margin, 31.1%, is four percentage points higher than that of the year-earlier quarter.

Our subsidiary Embratel closed its tender offer for the outstanding prefered shares of Net Serviços on October 7th. It acquired 143.8 million shares in the tender at a price of 23 reais per share. Embratel is now obliged, through January 13th, 2011, to buy any remaining shares that investors wish to sell at the same price. As of October 26th, Embratel has a 79.3% economic interest in that entity.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	5,270	5,151	2.3%	15,459	14,429	7.1%
Wireless Revenues	2,589	2,600	-0.4%	7,604	7,094	7.2%
Fixed Line and Other Revenues	2,680	2,550	5.1%	7,855	7,335	7.1%

EBITDA	1,637	1,398	17.1%	4,917	4,147	18.6%
% total revenues	31.1%	27.1%		31.8%	28.7%

EBIT	546	583	-6.2%	1,686	1,743	-3.2%
%	10.4%	11.3%		10.9%	12.1%

Brazil Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	48,767	42,278	15.3%
Postpaid	9,356	8,583	9.0%
Prepaid	39,410	33,695	17.0%
MOU	100	86	16.7%
ARPU (BrL)	19	21	-11.3%
Churn (%)	3.1%	2.9%	0.2
Revenue Generating Units (RGUs)*	17,511	14,197	23.3%
* Fixed Line, Broadband and Television

Colombia-Panama

We registered 371 thousand net subscriber additions in the quarter, 65.4% more than in 2009, which brought our net adds for the first three quarters to 956 thousand, with our subscriber base reaching 28.8 million wireless clients in September, 5.1% more than a year before. In the fixed-line side we ended the period with 2.9 million RGUs, 7.4% more than in the year-earlier quarter, with broadband being the fastest growing product line.

Our third quarter revenues, 1.8 trillion Colombian pesos, were up 9.2% year-on-year, with wireless revenues of 1.5 trillion Colombian pesos increasing 9.8% on the back of service revenues that rose 5.5% and equipment revenues that jumped 64.2% as net adds surged. Wireless service revenues were helped along by a 36.4% increase of data revenues. Fixed-line revenues, 303 billion Colombian pesos, were up 6.3% from a year before.

The quarter’s EBITDA of 818 billion Colombian pesos was 7.2% higher than that of the same quarter of 2009 in spite of the reacceleration of wireless subscriber growth. At 45.0% our margin for the period was slightly lower compared to the prior year. In the first nine months of 2010 our EBITDA added up to 2.5 trillion Colombian pesos, 10.3% more than the year before.

In September we began our DTH service in Panama.

INCOME STATEMENT (IFRS)
Colombia and Panama
Billions of COP
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	1,818	1,665	9.2%	5,372	5,007	7.3%
Wireless Revenues	1,515	1,380	9.8%	4,474	4,191	6.7%
Fixed Line and Other Revenues	303	285	6.3%	898	816	10.1%

EBITDA	818	763	7.2%	2,473	2,243	10.3%
% total revenues	45.0%	45.9%		46.0%	44.8%

EBIT	589	464	27.0%	1,686	1,332	26.6%
%	32.4%	27.9%		31.4%	26.6%

Colombia and Panama Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	28,753	27,357	5.1%
Postpaid	4,112	3,903	5.4%
Prepaid	24,641	23,454	5.1%
MOU	198	177	12.4%
ARPU (COP)	15,776	15,700	0.5%
Churn (%)	3.4%	3.6%	(0.3)
Revenue Generating Units (RGUs)*	2,939	2,736	7.4%
* Fixed Line, Broadband and Television

Chile

Our operations in Chile ended the period with 4.4 million wireless subscribers, having added 336 thousand subscribers in the third quarter. The quarter’s net gains were nearly three times as high as those of the same period of 2009. One fourth of the quarter’s subscriber additions were postpaid, which resulted in our postpaid base growing 52.5% year-on-year compared to the 32.8% growth rate of our overall subscriber base. We had 795 thousand RGUs, 28.6% more than a year before, led by broadband accesses.

Our quarterly revenues of 113.2 billion Chilean pesos were up 22.6% over the prior year, with wireless revenues expanding at a somewhat faster pace (29.8%) driven by data revenues, which were up 74.1% annually. As regards our fixed line revenues, at 39.0 billion Chilean pesos they were 10.8% higher than in the year-earlier quarter. They now represent approximately 34% of our revenues.

Third quarter EBITDA of 8.9 billion Chilean pesos exceeded that of the previous year by 51.1%.

On October 26th we began to sell our fixed line products under the Claro brand.

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	113,165	92,332	22.6%	330,715	271,698	21.7%
Wireless Revenues	74,148	57,113	29.8%	216,361	171,493	26.2%
Fixed Line and Other Revenues	39,017	35,219	10.8%	114,354	100,205	14.1%

EBITDA	8,938	5,914	51.1%	27,697	15,578	77.8%
% total revenues	7.9%	6.4%		8.4%	5.7%

EBIT	-18,069	-15,236	-18.6%	-51,733	-39,762	-30.1%
%	-16.0%	-16.5%		-15.6%	-14.6%

Chile Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	4,385	3,302	32.8%
Postpaid	720	472	52.5%
Prepaid	3,665	2,829	29.5%
MOU	184	163	12.7%
ARPU (ChP)	4,841	4,761	1.7%
Churn (%)	4.1%	3.7%	0.5
Revenue Generating Units (RGUs)*	795	619	28.6%
* Fixed Line, Broadband and Television

Ecuador

After net additions of 268 thousand, we finished September with 10.3 million wireless subscribers, which represents an annual increase of 14.2%. Our wireless net additions for the period were 30.8% superior to those obtained in the prior year. We also had a total of 93 thousand RGUs at the end of the period, 48.6% more than a year before.

Revenues of 305 million dollars were 12.3% higher than those of the third quarter of 2009. Wireless service revenues expanded 13.4% annually whereas fixed line revenues had a yearly increase of 23.5%—albeit from a small base. Wireless data revenues rose 30.9% and now represent nearly 26% of wireless service revenues.

Our EBITDA for the quarter was 163 million dollars, equivalent to 53.3% of revenues. It was 14.1% higher than in 2009.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	305	272	12.3%	892	804	10.9%
Wireless Revenues	299	267	12.1%	876	791	10.6%
Fixed Line and Other Revenues	6	5	23.5%	17	13	28.5%

EBITDA	163	140	16.3%	475	402	18.1%
% total revenues	53.3%	51.4%		53.2%	50.0%

EBIT	127	106	20.6%	367	303	21.4%
%	41.7%	38.8%		41.2%	37.6%

Ecuador Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	10,328	9,047	14.2%
Postpaid	1,235	1,026	20.3%
Prepaid	9,093	8,021	13.4%
MOU	119	90	31.2%
ARPU (US$)	8	8	-0.7%
Churn (%)	1.8%	1.5%	0.3
Revenue Generating Units (RGUs)*	93	63	48.6%
* Fixed Line, Broadband and Television

Peru

We gained 218 thousand wireless subscribers in the third quarter taking the total for the nine months through September to 983 thousand. Net additions for the period exceeded by 34.1% those of last year. Our wireless subscriber base ended the period at 9.3 million, 18.1% larger than in the same month of 2009, whereas in the fixed-line business we had 393 thousand RGUs, 56.1% more than a year before.

The quarter’s revenues totaled 791 million soles, with wireless revenues accounting for 693 million. These were up 19.6% year-on-year, on the back of service-revenue growth of 22.7% boosted by data-revenues that increased 79.3%. Revenues on our fixed-line business increased at a similar rate than the wireless ones, with broadband and PayTV services exhibiting particularly good growth rates (46.0% and 67.1% respectively).

INCOME STATEMENT (IFRS)
Peru
Millions of Soles
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	791	661	19.6%	2,273	1,904	19.4%
Wireless Revenues	693	580	19.6%	1,996	1,658	20.4%
Fixed Line and Other Revenues	98	82	19.5%	276	246	12.5%

EBITDA	366	249	47.0%	1,015	651	55.8%
% total revenues	46.3%	37.7%		44.7%	34.2%

EBIT	241	156	54.6%	775	454	70.6%
%	30.5%	23.6%		34.1%	23.9%

Peru Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	9,294	7,867	18.1%
Postpaid	1,119	870	28.6%
Prepaid	8,175	6,996	16.8%
MOU	100	116	-13.4%
ARPU (soles)	22	21	4.4%
Churn (%)	3.4%	3.5%	(0.1)
Revenue Generating Units (RGUs)*	393	252	56.1%
* Fixed Line, Broadband and Television

Our EBITDA for the quarter was 366 million soles; it was up 47.0% year-on-year as our EBITDA margin of 46.3% climbed 8.6 percentage points.

Beginning on October 1st all our operations are marketed under the common brand Claro.

Central America and the Caribbean

The net subscriber gains of our combined operations in Central America and the Caribbean totaled 304 thousand in the quarter, surpassing by 8.1% those of a year before and taking the total for the first nine months of the year to 1.2 million. Our wireless subscriber base in the region ended September with 16.8 million clients, a 10.1% increase on the same quarter of 2009, with both Central America and the Caribbean expanding at nearly equal rates. Our 5.2 fixed-line RGUs were up 7.9%, with Central America being the most dynamic region.

Revenues for the quarter, split almost evenly between wireless and fixed-line, totaled 878 million dollars and were flat year-on-year, with the 8.6% growth in wireless revenues roughly compensating for the 6.3% decline in fixed-line sales.

EBITDA came in at 306 million dollars in the quarter and represented 34.9% of revenues.

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	878	873	0.5%	2,623	2,567	2.2%
Wireless Revenues	434	399	8.6%	1,289	1,124	14.7%
Fixed Line and Other Revenues	444	473	-6.3%	1,334	1,443	-7.5%

EBITDA	306	329	-7.2%	896	954	-6.1%
% total revenues	34.9%	37.7%		34.2%	37.2%

EBIT	60	102	-41.6%	245	359	-31.8%
%	6.8%	11.7%		9.3%	14.0%

Central America and the Caribbean Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	16,771	15,226	10.1%
Postpaid	2,021	1,561	29.5%
Prepaid	14,750	13,665	7.9%
MOU	187	160	16.7%
ARPU (US$)	8	8	1.3%
Churn (%)	3.7%	2.7%	0.9
Revenue Generating Units (RGUs)*	5,249	4,866	7.9%
* Fixed Line, Broadband and Television

United States

Tracfone added 745 thousand subscribers in the third quarter, 4.6% more than a year ago, to finish September with 16.7 million clients, a 26.2% year-on-year increase.

Our third quarter revenues came in at 738 million dollars, exceeding by 75.1% those of the same period of 2009, a reflection of the success of the company´s strategy to move upscale in the prepaid segment, which has resulted in its ARPU expanding by one third. In the nine months to September our revenues reached two billion dollars, having risen 69.3% year-on-year boosted by the sales of StraightTalk, its successful bucket-plan sold nationwide.

EBITDA for the period, 81 million dollars, was up slightly (3.9%) held back by the costs associated with the development and expansion of our StraightTalk brand, with the EBITDA margin for the period falling to 11.0% of revenues. EBITDA for the first three quarters was 227 million dollars.

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Total Revenues	738	422	75.1%	2,023	1,195	69.3%

EBITDA	81	78	3.9%	227	232	-2.2%
% total revenues	11.0%	18.6%		11.2%	19.4%

EBIT	75	71	4.3%	207	211	-2.0%
%	10.1%	17.0%		10.2%	17.7%

United States Operating Data

	3Q10	3Q09	Var.%
Wireless Subscribers (thousands)	16,657	13,201	26.2%
MOU	262	76	247.1%
ARPU (US$)	13	10	33.6%
Churn (%)	4.4%	4.1%	0.3

Exchange Rates Vs USD

	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

Mexico
EoP	12.71	13.50	-3.5%	12.71	13.50	-3.5%
Average	12.81	13.25	-1.1%	12.72	13.66	21.0%

Brazil
EoP	1.78	1.78	-25.5%	1.78	1.78	-25.5%
Average	1.75	1.87	-23.1%	1.78	2.08	8.9%

Argentina
EoP	3.91	3.84	10.0%	3.91	3.84	10.0%
Average	3.94	3.83	12.0%	3.89	3.70	17.2%

Chile
EoP	520	550	-20.3%	520	550	-20.3%
Average	512	546	-21.1%	520	573	5.4%

Colombia
EoP	1,909	1,922	-8.9%	1,.909	1,922	-8.9%
Average	1,834	2,016	-14.9%	1,.911	2,220	8.4%

Guatemala
EoP	8.08	8.34	7.4%	8.08	8.34	7.4%
Average	8.03	8.25	8.4%	8.07	8.10	7.6%

Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.03	0.0%

Nicaragua
EoP	21.27	20.59	5.0%	21.27	20.59	5.0%
Average	21.49	20.46	4.8%	21.22	20.21	4.8%

Peru
EoP	2.83	2.89	-8.0%	2.83	2.89	-8.0%
Average	2.81	2.96	-7.4%	2.83	3.06	2.4%

Paraguay
EoP	4,742	4,880	-6.7%	4,742	4,880	-6.7%
Average	4,765	4,956	-0.6%	4,724	5,015	14.0%

Uruguay
EoP	20.04	21.46	-19.4%	20.04	21.46	-19.4%
Average	20.84	22.73	-14.7%	20.06	23.32	7.1%

Dominican
EoP	36.80	36.20	2.1%	36.80	36.20	2.1%
Average	37.07	36.13	1.6%	36.73	35.94	3.8%

Jamaica
EoP	87.83	89.08	11.8%	87.83	89.08	11.8%
Average	85.99	89.03	14.5%	87.95	88.17	20.9%

Exchange Rates Vs Mexican Peso

	3Q10	3Q09	Var.%	Jan - Sep 10	Jan - Sep 09	Var.%

USA
EoP	12.71	13.50	-5.9%	12.71	13.50	-5.9%
Average	12.81	13.25	-3.4%	12.72	13.66	-6.9%

Brazil
EoP	7.14	7.59	-6.0%	7.14	7.59	-6.0%
Average	7.32	7.10	3.1%	7.14	6.55	8.9%

Argentina
EoP	3.25	3.51	-7.5%	3.25	3.51	-7.5%
Average	3.25	3.46	-6.1%	3.27	3.69	-11.5%

Chile
EoP	0.024	0.025	-0.4%	0.024	0.025	-0.4%
Average	0.025	0.024	3.1%	0.024	0.024	2.6%

Colombia
EoP	0.0067	0.0070	-5.3%	0.0067	0.0070	-5.3%
Average	0.0070	0.0066	6.2%	0.0067	0.0062	8.2%

Guatemala
EoP	1.57	1.62	-2.9%	1.57	1.62	-2.9%
Average	1.59	1.61	-0.8%	1.58	1.69	-6.5%

Honduras
EoP	0.67	0.71	-5.9%	0.67	0.71	-5.9%
Average	0.67	0.70	-3.4%	0.67	0.72	-6.9%

Nicaragua
EoP	0.60	0.66	-8.9%	0.60	0.66	-8.9%
Average	0.60	0.65	-8.0%	0.60	0.68	-11.3%

Peru
EoP	4.49	4.68	-4.1%	4.49	4.68	-4.1%
Average	4.56	4.48	1.9%	4.49	4.47	0.5%

Paraguay
EoP	0.0027	0.0028	-3.2%	0.0027	0.0028	-3.2%
Average	0.0027	0.0027	0.5%	0.0027	0.0027	-1.1%

Uruguay
EoP	0.63	0.63	0.8%	0.63	0.63	0.8%
Average	0.61	0.58	5.4%	0.63	0.59	8.3%

Dominican
EoP	0.35	0.37	-7.5%	0.35	0.37	-7.5%
Average	0.35	0.37	-5.8%	0.35	0.38	-8.9%

Jamaica
EoP	0.14	0.15	-4.6%	0.14	0.15	-4.6%
Average	0.15	0.15	0.0%	0.14	0.15	-6.6%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer